August 19, 2024

Bryan Hughes
Chief Financial Officer
Winnebago Industries, Inc.
13200 Pioneer Trail
Eden Prairie, MN 55347

       Re: Winnebago Industries, Inc.
           Form 10-K for Fiscal Year Ended August 26, 2023
           Filed October 18, 2023
           File No. 001-06403
Dear Bryan Hughes:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing